SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Reports Strong Third Quarter 2006 Results dated October 26, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Reports Strong Third Quarter 2006 Results

Thursday October 26, 8:00 am ET

Revenues Reach $23.6 million

Diluted EPS Is $0.09 Including Patent Settlement Reserve

Non-GAAP Diluted EPS Is $0.23 before Reserve and FAS123R Effect

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News) today announced that revenues for the third quarter of 2006 reached a record $23.6 million, representing a 24% increase from $19.1 million reported in the third quarter of 2005.

Operating income for the third quarter of 2006 was $1.1 million, including a reserve of $1.9 million for a proposed patent settlement. Excluding the effects of stock-based compensation expense related to the adoption of FAS123R and the patent settlement reserve (amounting to $1.2 million and $1.9 million, respectively), the Company achieved operating income of $4.2 million on a non-GAAP basis. This compares with operating income of $3.2 million reported in the third quarter of 2005.

Net income for the 2006 third quarter was $2.0 million, or $0.09 per diluted share. Excluding the effects of stock-based compensation expense and the patent settlement reserve (equivalent to $0.05 and $0.09 per diluted share, respectively), net income was $5.1 million or $0.23 per diluted share on a non-GAAP basis. This compares with $3.9 million or $0.18 per diluted share reported in the 2005 third quarter.

The Company had forecast that 2006 third quarter revenues would approximate $23.2 million and that net income would approximate $3.4 million or $0.15 per diluted share including stock-based compensation expense related to the adoption of FAS123R. Excluding this item, the Company expected third quarter 2006 non-GAAP net income to be $4.7 million or $0.21 per diluted share.

Business unit revenues for the third quarter of 2006 consisted of $17.7 million in Networking Business Unit (NBU) sales and $5.9 million in Technology Business Unit (TBU) sales, representing increases of 31% and 5%, respectively, over the third quarter of 2005. NBU revenues exceeded the Company's forecast and TBU revenues were in line with it.

For the first nine months of 2006, revenues were $65.8 million, operating income was $5.1 million and net income was $8.1 million or $0.36 per diluted share. Excluding the effects of stock-based compensation expense and the patent settlement reserve (amounting to $3.5 million and $1.9 million, respectively, and equivalent to $0.15 and $0.08 per diluted share, respectively), operating income for the first nine months of 2006 was $10.4 million and net income was $13.5 million or $0.59 per diluted share, on a non-GAAP basis. For the first nine months of 2005, revenues were $52.8 million, operating income was $7.3 million and net income was $9.3 million or $0.42 per diluted share.

The Company ended the third quarter of 2006 with approximately $135.7 million in cash and liquid investments, equivalent to $6.15 per basic share, and a decrease of $2.7 million from June 30, 2006. The decrease reflects the use of $7.0 million for the repurchase of Company shares and $300,000 of capital expenditures, offset by cash flow from operations of $3.7 million and cash flow from the exercise of options of $900,000.

Boaz Raviv, Chief Executive Officer, commented: "Our strong third quarter revenue growth was driven by the continued success and market share gains of our new SCOPIA(TM) v.5 platform, which contributed to a 51% increase in our room conferencing revenues over the third quarter of 2005. This included a very strong year-over-year increase in our sales through Cisco, our largest channel partner. The balance of our room conferencing sales increased 19% over the 2005 third quarter. Our third quarter growth is even more noteworthy as it did not include any revenues from the final phase of the DISA project, which will be recognized in future quarters."

"We have identified the desktop and 3G markets as future growth levers. We were pleased to announce in September that IBM chose our desktop solution Click to Meet(R) as part of its unified communications solution for IBM Lotus SameTime
7.5. Essentially, Click to Meet is the multi-point videoconferencing plug-in for Lotus SameTime 7.5, the latest version of IBM's collaboration software for real-time communication. We are also seeing Click to Meet used increasingly by systems integrators and service providers as a video platform and engine, expanding its potential market."

"To further enable the development of the 3G market opportunity, we announced the general availability of our new PC-to-Mobile 3G solution in the third quarter, which provides an easy solution for mobile operators to offer 3G visual communications to subscribers on desktops and laptops as well as on 3G handsets. We have now added a significant pilot for a leading U.S. mobile carrier to develop a prototype of an EVDO-based PC-to-Mobile solution as well as chat services based on our Interactive Video Platform or IVP. This is an exciting opportunity because of the size of the potential market with the introduction of EVDO-Rev.A service in the U.S."

The Company noted that 3G revenues increased year over year while revenues from its Click to Meet desktop solution were below the 2005 third quarter because two of its Federal projects did not get re-funding.

Mr. Raviv continued: "Our TBU revenues grew 5% from the third quarter of 2005 and included significant sales of our new IMS-compliant SIP Toolkit. We recently introduced the ProLab(TM) IMS testing tool, the second in our planned portfolio of IMS development products. The fast-growing IPTV market offers another important growth opportunity for our TBU as the IP set-top box is evolving into a converged communications device. Our TBU working with Texas Instruments created a reference design for a converged IPTV set-top box with video telephony and 3G mobile functionality based on their DaVinci chipset and our Multimedia Terminal Framework. We demonstrated it at IBC in Amsterdam in September."

Mr. Raviv concluded: "Our growth in the third quarter resulted from our continued execution and our focus on technology leadership. We have world-class channel partners and we will continue to pursue our strategy of enabling and advancing unified communications."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects revenues for the fourth quarter of 2006 to be approximately $24.7 million and net income to approximate $4.1 million or $0.18 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.3 million or $0.06 per diluted share. Excluding this item, fourth quarter 2006 non-GAAP net income is expected to be $5.4 million or $0.24 per diluted share. That compares to fourth quarter 2005 revenues of $21.2 million and net income of $5.4 million or $0.24 per diluted share. (Full details are available on the Company's web site at www.radvision.com.)

Third Quarter 2006 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its third quarter 2006 results and fourth quarter outlook, today, Thursday, October 26, 2006 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-888-791-1856 (International dialers may call +1-210-234-0005) by 8:45 a.m. (Eastern) on October 26th. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:59 p.m. (Eastern) on November 2nd. To access the replay, please dial 1-866-454-2130 (International dialers may call +1-203-369-1246).

The PowerPoint presentation highlighting key financial metrics as well as the fourth quarter 2006 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on October 26th and will be archived on the website until the end of the fourth quarter.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

                                 RADVISION LTD.
                        Consolidated Statements of Income
               (U.S. Dollars in thousands, except per share data)

                      Three months ended         Nine months ended
                         September 30,             September 30,
                   ------------------------- -------------------------
                       2006         2005         2006         2005
                   ------------ ------------ ------------ ------------
                          (Unaudited) (Unaudited)
                   ------------------------- -------------------------
Revenues           $    23,622  $    19,089  $    65,762  $    52,842
Cost of revenues         4,833        3,401       12,913        9,280
                   ------------ ------------ ------------ ------------
Gross profit            18,789       15,688       52,849       43,562
                   ------------ ------------ ------------ ------------
Operating costs
 and expenses:
  Research and
   development           6,571        5,171       18,476       14,880
  Marketing and
   selling               7,635        6,165       22,801       17,928
  General and
   administrative        1,629        1,165        4,605        3,476
  Patent
   settlement
   reserve               1,900            -        1,900            -
                   ------------ ------------ ------------ ------------
Total operating
 costs and
 expenses               17,735       12,501       47,782       36,284
                   ------------ ------------ ------------ ------------
Operating income         1,054        3,187        5,067        7,278
Financial income,
 net                     1,500          774        4,204        2,103
                   ------------ ------------ ------------ ------------
Income before
 taxes                   2,554        3,961        9,271        9,381
Taxes on income,
 net                       569           11        1,178           41
                   ------------ ------------ ------------ ------------
Net income         $     1,985  $     3,950  $     8,093  $     9,340
                   ============ ============ ============ ============
Basic net earnings
 per Ordinary
 share             $      0.09  $      0.19  $      0.37  $      0.45
                   ============ ============ ============ ============
Weighted Average
 Number of Shares
 Outstanding
 During the Period
 - Basic            22,082,339   21,220,854   22,097,909   20,976,682
                   ============ ============ ============ ============
Diluted net
 earnings per
 Ordinary share    $      0.09  $      0.18  $      0.36  $      0.42
                   ============ ============ ============ ============
Weighted Average
 Number of Shares
 Outstanding
 During the Period
 - Diluted          22,589,133   22,065,259   22,719,826   22,039,798
                   ============ ============ ============ ============

Reconciliation of GAAP to Non-GAAP operating results:


To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies. The following table reconciles the GAAP to non-GAAP operating results:

                              Three months ended September 30,
                       -----------------------------------------------
                                      2006                    2005
                       ----------------------------------- -----------
                                          Unaudited
                       -----------------------------------------------
                                    Non-GAAP
                         GAAP      adjustment                 GAAP
                         results        to                   results
                          (as     share-based    Non-GAAP     (as
                        reported)  compensation  results    reported)
                       ---------- ------------- ---------- -----------

Cost of revenues           4,833            99      4,734       3,401

Gross profit              18,789            99     18,888      15,688

Total operating costs
 and expenses             17,735         1,116     16,619      12,501

Operating income           1,054         1,215      2,269       3,187

Income before taxes        2,554         1,215      3,769       3,961

Net income             $   1,985  $      1,215  $   3,200  $    3,950
                       ========== ============= ========== ===========

Basic net earnings per
 Ordinary share        $    0.09  $       0.06  $    0.15  $     0.19
                       ========== ============= ========== ===========

Diluted net earnings
 per Ordinary share    $    0.09  $       0.05  $    0.14  $     0.18
                       ========== ============= ========== ===========

                              Nine months ended September 30,
                      ------------------------------------------------
                                     2006                     2005
                      ------------------------------------ -----------
                                         Unaudited
                      ------------------------------------------------
                                    Non-GAAP
                        GAAP       adjustment                 GAAP
                        results         to                   results
                         (as      share-based    Non-GAAP     (as
                       reported)   compensation  results    reported)
                      ----------  ------------- ---------- -----------

Cost of revenues         12,913            264     12,649       9,280

Gross profit             52,849            264     53,113      43,562

Total operating costs
 and expenses            47,782          3,194     44,588      36,284

Operating income          5,067          3,458      8,525       7,278

Income before taxes       9,271          3,458     12,729       9,381

Net income            $   8,093   $      3,458  $  11,551  $    9,340
                      ==========  ============= ========== ===========

Basic net earnings
 per Ordinary share   $    0.37   $       0.15  $    0.52  $     0.45
                      ==========  ============= ========== ===========

Diluted net earnings
 per Ordinary share   $    0.36   $       0.15  $    0.51  $     0.42
                      ==========  ============= ========== ===========

                                 RADVISION LTD.
                           Consolidated Balance Sheet
                     (U.S. Dollars in thousands)


                                          September 30,  December 31,
                                              2006           2005
                                          -------------  -------------
   ASSETS                                   Unaudited       Audited
                                          -------------  -------------

CURRENT ASSETS:
  Cash and cash equivalents *)             $    19,879    $    32,927
  Short-term bank deposits *)                   35,859         17,503
  Short-term marketable securities *)           35,285         46,015
  Trade receivables, net                        15,656         12,257
  Other accounts receivable and prepaid
   expenses                                      2,995          4,318
  Inventories                                    3,110          2,593
                                          -------------  -------------

Total current assets                           112,784        115,613
                                          -------------  -------------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term bank deposits *)                    14,349         11,395
  Long-term marketable securities *)            30,340         17,111
  Severance pay fund                             3,427          2,931
                                          -------------  -------------

Total long-term investments and
 receivables                                    48,116         31,437
                                          -------------  -------------

Property and equipment, net                      3,512          3,190
                                          -------------  -------------

Goodwill                                         2,966          2,966
                                          -------------  -------------

Intangible assets, net                           2,723          3,542
                                          -------------  -------------

Total assets                                   170,101    $   156,748
                                          =============  =============

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                           $     1,571    $     1,783
  Deferred revenues                              9,176          8,533
  Accrued expenses and other accounts
   payable                                      14,551         12,122
                                          -------------  -------------

Total current liabilities                       25,298         22,438
                                          -------------  -------------

Accrued severance pay                            4,367          3,643
                                          -------------  -------------

Total liabilities                               29,665         26,081
                                          -------------  -------------

SHAREHOLDERS' EQUITY:

  Share capital                                    227            218
  Additional paid-in capital                   124,329        116,446
  Treasury Stock (455,973 and 0 Ordinary
   shares as of September 30, 2006 and
   December 31, 2005 respectively)              (5,661)             -
  Retained earnings                             21,541         14,003
                                          -------------  -------------

Total shareholders' equity                     140,436        130,667
                                          -------------  -------------

Total liabilities and shareholders'
 equity                                        170,101    $   156,748
                                          =============  =============

*) Total cash and liquid investments       $   135,712    $   124,951
                                          =============  =============

Contact:
RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date: October 26, 2006